SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2016

Commission File Number: 001-37668

Ferroglobe PLC

(Name of Registrant)

c/o Legalinx Ltd

One Fetter Lane,

London, EC4A 1BR

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

2016 Annual General Meeting of Ferroglobe PLC

On June 3, 2016, Ferroglobe PLC (“Ferroglobe” or the “Company”) released its Notice of 2016 Annual General Meeting (“2016 AGM”) and Annual Report and Accounts for the fiscal year ended December 31, 2015. The 2016 AGM will be held at 9:00 a.m. British Summer Time (BST) on Wednesday, June 29, 2016 at 10 Hill Street, London, W1J 5MG, United Kingdom.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FERROGLOBE PLC

Date: June 3, 2016	By:	/s/ Stephen Lebowitz
	Name:	Stephen Lebowitz
	Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Annual General Meeting dated June 3, 2016

99.2	Ferroglobe PLC Annual Report and Accounts for the fiscal year ended December 31, 2015

99.3	Form of Proxy Card for 2016 Annual General Meeting